April 24, 2019

VIA EDGAR TRANSMISSION

Mr. Ameen Hamady
Division of Corporation Finance
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Toll Brothers, Inc.
Form 10-K for the fiscal year ended October 31, 2018
Filed December 20, 2018
Form 10-Q for the quarterly period ended January 31, 2019
Filed March 8, 2019
File No. 001-09186
Dear Mr. Hamady:
We have reviewed your letter dated April 11, 2019 (the “Comment Letter”) regarding the Toll Brothers, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended October 31, 2018 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2019 (the “Form 10-Q”). Please find below a response to each of the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Comment Letter. To facilitate your review, we have organized our responses to include each comment to which we are responding herein prior to the response to that comment. The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter.
Form 10-K for the period ended October 31, 2018
Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 32

1.
We note your discussion and analysis of income taxes on page 33. Referring to the "other" caption in your effective tax rate reconciliation in Note 8, please explain the specific facts and circumstances that resulted in an $11.5 million benefit to the provision in 2018 and an $8.6 million expense in the prior year. Given these amounts had a material impact to your income tax provision for the year, your discussion should describe the material factors within this line item that drove the change between the periods presented, whether they are recurring, and the potential impact on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:
The factors that comprised the approximate $11.5 million benefit to the Company’s income tax provision in fiscal 2018 and approximate $8.6 million expense in fiscal 2017 consisted of the following (amounts in thousands):

Item	Fiscal Year 2018	Fiscal Year 2017	Year-over-Year Change
Provision-to-return and other true-up adjustments	$(3,077)	$9,941	$(13,018)
State deferred tax impact of basis step-up adjustments	(1,477)	—	(1,477)
Transaction-related adjustments to state NOL carryforwards	(10,494)	—	(10,494)
Adjustments due to changes in state tax rates and laws	2,533	(1,630)	4,163
Other adjustments	1,045	294	751
Total income tax expense/(benefit)	$(11,470)	$8,605	$(20,075)
Provision-to-return and other true-up adjustments. The approximate $3.1 million benefit in fiscal 2018 consisted primarily of a true-up related to new energy efficient home tax credits under Section 45L of the U.S.

Internal Revenue Code of 1986, which on February 9, 2018 was retroactively extended through December 31, 2017. The approximate $9.9 million expense in fiscal 2017 consisted primarily of (i) true-ups of state tax provisions in the aggregate amount of approximately $4.6 million related to a reallocation of pre-tax earnings by legal entity and (ii) the write-off of certain deferred tax asset balances in the aggregate amount of approximately $5.7 million. These amounts were offset by various other true-up adjustments that resulted in an approximate $0.4 million benefit and that, individually and in the aggregate, were not material. The adjustments included in this category were based on events that the Company does not expect to recur or to have a material impact on future operations.
State deferred tax impact of basis step-up adjustments. The approximate $1.5 million benefit recognized in fiscal 2018 related to this category was the result of a transaction that resulted in a basis step-up in an entity that files separate state income tax returns (where the corresponding gain was recognized in an entity that files as part of a unitary group). This adjustment is not expected to recur or to have a material impact on future operations.
Transaction-related adjustments to state NOL carryforwards. The approximate $10.5 million benefit recognized in fiscal 2018 related to legal entity restructurings undertaken by the Company that resulted in changes to state tax apportionment percentages that increased the value of certain of the Company’s state net operating loss carryforwards. The adjustments in this category were the result of two separate discrete tax planning transactions taken by the Company that are not expected to recur or to have a material impact on future operations.
Adjustments due to changes in state tax rates and laws. Amounts included in this category reflect adjustments to state deferred tax assets and liabilities based on changes to state tax rates and regulations and as a result of other legal developments, including the adjudication of state tax court cases, as well as changes in the Company’s apportionment percentages as a result of operations. While these types of changes and developments may recur, the adjustments resulting from such changes and developments are typically not material to an understanding of the Company’s income tax provision. To the extent such a change or development is material, the Company intends to discuss the impact in its MD&A.
Other adjustments. Amounts included in this category reflect adjustments that, individually and in the aggregate, were not material.
In future filings the Company intends to identify any significant reconciling items that materially impact our effective tax rate during the period. In addition, to the extent material, we will continue to provide MD&A commentary on the fluctuations impacting our effective tax rate, including the recurring or non-recurring nature of the underlying items giving rise to such fluctuations and the potential impact on future operations.

Form 10-Q for the period ended January 31, 2019
Significant Accounting Policies
Revenue Recognition, page 6

2.
We note that in certain states you are not able to complete certain outdoor features prior to the closing of the home. To the extent these separate performance obligations are not complete prior to delivering the home, you defer a portion of the home sales revenues related to these separate performance obligations. Please tell us the nature of the outdoor features and describe your analysis under ASC 606-10-25-19.

Response:
The outdoor features that the Company treats as separate performance obligations under its sales agreements are landscaping services such as seeding of lawns, grading, and completion of driveways. In certain locations, these features cannot be completed prior to closing of the home sale due to unfavorable weather conditions. The Company’s sales agreements generally provide for this contingency and state that the home buyer is obligated to close on the home sale despite these features being incomplete, with the Company promising to fulfill its obligations when weather permits. The following is an example of the provision we typically include in our sales agreements:
“Certain items of outside work (e.g. grading, seeding and driveway) may not be completed prior to closing. Seller agrees to complete such items after closing as soon as practical and weather permitting, and Buyer agrees that there will be no holdback or escrow of any part of the purchase price.”
As of January 31, 2019, deferred home sales revenue related to such features totaled approximately $3.1 million, with related costs of approximately $2.3 million, compared to approximately $1,319.3 million of home sales revenue and $1,042.20 million of home sales cost of revenues for the three months ended January 31, 2019. On a per home basis, the amount of deferred revenue was less than 1% of the Company’s average settled price of approximately $862,000 per home in the first quarter of fiscal 2019.
The Company evaluated, under ASC 606-10-25-19 through 25-22, whether the Company’s obligation to complete the outdoor features described above constitutes a separate performance obligation from its obligation to deliver the home or whether these obligations should be combined to form a single performance obligation. Based on this evaluation, as discussed in more detail below, we concluded that completion of the outdoor features is capable of being distinct and is distinct in the context of the contract from the obligation to deliver the home, and as such should be accounted for as a separate performance obligation. Our conclusion is supported by the following findings: (i) the obligation to complete the outdoor features is separately identifiable within the contract and is not highly interdependent or interrelated with the obligation to deliver the home; and (ii) our customers realize significant benefits from accepting delivery of a fully constructed and habitable home notwithstanding that certain outdoor features may be incomplete, as evidenced by their willingness to close on the home and make full payment of the purchase price at closing.
We considered the guidance outlined in ASC 606-10-25-19 through 25-21 in determining whether these were separate performance obligations. ASC 606-10-25-19 states the following:
“A good or service that is promised to a customer is distinct if both of the following criteria are met:

a
The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b
The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).”

Both of these criteria must be met to conclude that the good or service is distinct. If these criteria are met, the individual good or service must be accounted for as a separate unit of accounting (i.e., a performance obligation).
Capable of being distinct
ASC 606-10-25-20 provides clarity on this first criterion:
“A customer can benefit from a good or service in accordance with paragraph 606-10-25-19(a) if the good or service could be used, consumed, sold for an amount that is greater than scrap value, or otherwise held in a way that generates economic benefits. For some goods or services, a customer may be able to benefit from a good or service on its own. For other goods or services, a customer may be able to benefit from the good or service only in conjunction with other readily available resources. A readily available resource is a good or service that is sold separately (by the entity or another entity) or a resource that the customer has already obtained from the entity (including goods or services that the entity will have already transferred to the customer under the contract) or from other transactions or events. Various factors may provide evidence that the customer can benefit from a good or service either on its own or in conjunction with other readily available resources. For example, the fact that the entity regularly sells a good or service separately would indicate that a customer can benefit from the good or service on its own or with other readily available resources.”
As part of our analysis under ASC 606-10-25-19(a), we considered that many of the goods and services that we are obligated to provide pursuant to our sales agreements (e.g., installation of flooring, countertops, appliances, and many other components in the delivered home) are capable of being distinct because the home buyer can benefit from each such good or service on its own, or with readily available resources. This is apparent from the vast number of independent contractors and suppliers who, on a daily basis, perform such installation services and product sales to home owners and new home buyers throughout the country. We assessed that the landscaping and similar services related to the outdoor features described above fall into this category and, therefore, concluded that the criterion under ASC 606-10-25-19(a) is met with respect to these features.
Distinct within the context of the contract
We also considered the three factors specified in ASC 606-10-25-21 to determine whether the nature of the Company’s promise to the home buyer is to transfer (i) individual goods or services or (ii) a combined item that comprises the individual promised goods or services in the contract. These factors revolve around whether there is a two-way dependency between the promised goods and services and whether the promised goods and services are integrated into a bundle of goods or services or significantly modify or customize each other.
In our analysis under ASC 606-10-25-19(b), we concluded that the goods and services provided to our home buyers, excluding the outside features, are not distinct in the context of our contracts because we are providing a significant service of integrating the goods and services to deliver a completed home to the home buyer in accordance with the sales agreement. Importantly, the language referenced above pertaining to the home buyer’s obligation to take delivery of the home despite it having incomplete outdoor features does not pertain to other components of the home. We therefore assessed that, except with respect to outdoor features, our sales agreements generally contain a single performance obligation.
With respect to outdoor features, we performed a separate analysis in light of the contract provision referenced above. We concluded that, with respect to ASC 606-10-25-19(b), although the outdoor features are not separately priced in the contract, they are distinct in the context of the contract because a home buyer accepting ownership of the home has full functionality of the home. Importantly, we made the following assessments with respect to the factors set forth in ASC 606-10-25-21:

(a)
We do not provide a significant service in integrating the outdoor features and the delivered home. Although we undertake significant efforts to ensure that the entire property that we deliver to a customer is aesthetically pleasing and functional, the components are separable.

(b)
The outdoor features and the home do not modify or customize each other. Although the specific configuration of a home can affect the types of outdoor features available to the home buyer, the outdoor features do not modify or customize the home itself.

(c)	The outside features are not highly interdependent or highly interrelated with the home because the home buyer could buy the home and use it for its intended purposes without such outside features.
Based on the above analysis, we concluded that each of the criteria under ASC 606-10-25-19 is met with respect to our separate performance obligation to perform post-closing landscaping and similar services. As a result, upon closing of a home, if these outdoor features are incomplete, we defer a portion of the home sales revenue and costs related to these obligations until such time as the obligations are completed.

3.
We note your disclosure that effective November 1, 2018, in land transactions that contain repurchase options, revenues and related costs are not recognized until the repurchase option expires. It does not appear that your policy addresses the accounting for the contract as either a lease or financing arrangement. Please tell us your consideration of ASC 606-10-55-66 through 78 in your accounting for these transactions.

Response:
With respect to our master planned communities, we may sell building lots to third-party home builders (the “Builders”) who then construct homes on the lots for sale to the ultimate home buyers. Because we typically build Toll Brothers branded houses in the remaining portion of the master planned community and otherwise retain a significant interest in the success of the community, we seek to ensure that such Builders construct high quality homes in a timely manner. Therefore, our lot sale contracts with Builders generally include a repurchase option provision (a call option) that allows us to repurchase the lot from the Builder if a specified triggering event occurs (e.g., failure by the Builder to perform under the contract) or a proposed sale by the Builder to a third party. The repurchase price for a building lot is equal to 100% of the purchase price paid by the Builder for such lot and does not factor in the time value of money. In general, these repurchase options expire when the Builder installs a home foundation on a building lot (i.e., commences construction), and in our experience the expected life of these repurchase options has been less than one year. During the first quarter of fiscal 2019, these repurchase options were in place with respect to only two of our master planned communities, each located in Texas.
We evaluated these call options under ASC 606-10-55-66 through 55-78. ASC 606-10-55-68 states the following:
“If an entity has an obligation or a right to repurchase the asset (a forward or a call option), a customer does not obtain control of the asset because the customer is limited in its ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset even though the customer may have physical possession of the asset. Consequently, the entity should account for the contract as either of the following:

a
A lease in accordance with Topic 840 on leases, if the entity can or must repurchase the asset for an amount that is less than the original selling price of the asset unless the contract is part of a sale-leaseback transaction. If the contract is part of a sale-leaseback transaction, the entity should account for the contract as a financing arrangement and not as a sale-leaseback in accordance with Subtopic 840-40.

b	A financing arrangement in accordance with paragraph 606-10-55-70, if the entity can or must repurchase the asset for an amount that is equal to or more than the original selling price of the asset.”
As noted above, the repurchase option gives us a right when there is a triggering event to repurchase the lot from the Builder for the original purchase price paid by the Builder. As outlined in ASC 606-10-55-69, “[w]hen comparing the repurchase price with the selling price, an entity should consider the time value of money.” Because the repurchase price of our option contracts does not factor in the time value of money, the repurchase price under the option is less than the original selling price. Accordingly, we concluded that we should account for these contracts as leases in accordance with ASC 840, “Leases.” In future filings, we will include disclosure that makes it clear that we account for these contracts as leases.
In accordance with ASC 840, we classified these leases as operating leases, continue to recognize them as an asset on our balance sheet, and recorded deferred revenue for the consideration received from the Builder. As of January 31, 2019, we recorded deferred revenue of approximately $11.3 million and deferred profit of approximately $3.5 million related to these repurchase options. Because the expected life of these repurchase options is generally less than one year, we have not recognized lease income related to these leases under ASC 840. We have determined that this lease income is immaterial to our consolidated financial statements and disclosures. In Note 1 to the Notes to Condensed Consolidated Financial Statements in our Form 10-Q, we disclosed that “[t]he revenue and related expense of such lots will be recognized in future periods when such repurchase options expires.” We will continue to monitor the level of activity and average life of these repurchase options and record income in accordance with ASC 840 if and when amounts become material.

4.
According to your disclosure, you treat incentives such as payment of a home buyer's closing costs as additional costs of sales when paid to a third party. Please tell us how you considered the guidance in ASC 606-10-32-25 through 27 in your determination that the costs paid to third parties, such as home buyer closing costs, should be reflected as expense rather than as a reduction of transaction price.

Response:
ASC 606-10-32-25 requires that consideration payable to a customer be treated as a reduction of revenue (subject to specified exceptions). ASC 606-10-32-25 states that “[c]onsideration payable to a customer includes cash amounts that an entity pays, or expects to pay, to the customer (or to other parties that purchase the entity’s goods or services from the customer). Consideration payable to a customer also includes credit or other items (for example, a coupon or voucher) that can be applied against amounts owed to the entity (or to other parties that purchase the entity’s goods or services from the customer).”
In many cases, we provide an overall general credit to a home buyer as a sales incentive, which can be used by the home buyer to offset amounts owed to us and outside parties. The home buyer may use this general credit to, among other things, reduce the base house price, purchase additional house options from us, and/or reduce borrowing and closing costs. We generally do not track whether the home buyer is using the general credit we provide to offset distinct amounts owed to us or to outside parties. However, because the credit is ultimately being used to offset the amount that the home buyer is obligated to pay in respect of the home purchase, we reduce home sales revenue for any general credit we provide to a home buyer.
In certain cases, we agree to pay closing costs that are owed by the home buyer to a third party outside of the context of the general credit referred to above. These closing costs are in addition to closing costs that the Company is obligated to pay to a third party in respect of a home sale. In the first quarter of fiscal 2019, the total amount of closing costs that the Company paid, including amounts owed by the Company and the home buyer, was approximately $6.8 million, a majority of which related to amounts owed by the Company. Such costs represent less than 1% of the Company’s home sales revenue of approximately $1,319.3 million. Because we consider the closing costs that the Company pays in respect of home buyers to third parties to be immaterial, we do not separately account for these amounts as a reduction to home sales revenue.

*  *   *
We appreciate your review and comments. Please do not hesitate to call me at (215) 938-8036 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Yours truly,
/s/ Michael J. Grubb
Michael J. Grubb
Senior Vice President and
Chief Accounting Officer